July 20, 2021
IsoPlexis Corporation
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 2, 2021
CIK No. 0001615055
Dear Mmes. Park and Westbrook:
IsoPlexis Corporation (the “Company”) has filed today with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and the Company’s Registration Statement on Form S-1 (the “Registration Statement”). This letter and the Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated July 16, 2021 (the “Comment Letter”), relating to the Company’s Amendment No.1 to its draft Registration Statement submitted to the SEC on July 2, 2021 (the “Initial Registration Statement”).
Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 2, 2021
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement. All references to page numbers in these responses are to pages of the Registration Statement.
Management's Discussion and Analysis of Financial Condition and Results of Operation Overview, page 59
1.We note your response to our prior comment 9. Please expand your disclosure in this section to disclose that you do not have supply agreements with certain suppliers of critical components and materials beyond purchase orders, as referenced on page 25.
Response: The Company has revised its disclosure on page 60 to address the Staff’s comments.
Business
Intellectual Property, page 87
2.We note your response to our prior comment 19, which we reissue in part. Please revise to disclose the scope of patent protection and products or processes to which such patents relate for your issued patents. Please also revise to segregate patent expiry for your issued patents and patent applications. Please also disclose the applicable foreign jurisdictions for your issued patents. Please consider tabular disclosure in addition to the narrative provided.
Response: The Company has revised its disclosure on pages 89 to 91 to address the Staff’s comments.
License Agreements, page 90
3.We refer to your disclosure on page 90 relating to the additional patent rights you licensed under the amended Yale Agreement in January 2018. Please expand your disclosure to clearly identify the nature and scope of the patent rights that you in-licensed. Please also revise your disclosure to include when the last-to-expire licensed patent right under the Yale Agreement is scheduled to expire and the aggregate amounts paid to date under the Yale Agreement.
Response: The Company has revised its disclosure on pages 92 to 93 to address the Staff’s comments.
4.We refer to your disclosure on page 91 relating to your Caltech Agreement. Please revise your disclosure to include when the last-to-expire licensed patent right under the Caltech Agreement is scheduled to expire. Please also clarify whether there are any potential future milestone payments.
Response: The Company has revised its disclosure on pages 93 to 94 to address the Staff’s comments.
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Should you have any questions or comments with respect to the Registration Statement or this letter, please contact Matthew G. Jones at 212-474-1298.

VIA EDGAR	Sincerely,

/s/ Matthew G. Jones
Copy to:
Matthew G. Jones
Sean Mackay, Chief Executive Officer
IsoPlexis Corporation
35 NE Industrial Rd
Branford, CT 06405

VIA E-MAIL